Fitch Ratings Affirms Ecopetrol’s National and International Credit Ratings

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the “Company” or “Ecopetrol”) informs that Fitch Ratings, in its report dated October 30, 2025, reaffirmed the Company’s global credit rating at ‘BB+’, along with its Negative Outlook, and its Standalone Credit Profile (SACP) at ‘bbb-’. In addition, the national long- and short-term ratings were affirmed at ‘AAA (col)’ with a Stable Outlook and ‘F1+(col)’, respectively.

Fitch Ratings noted that the global rating of ‘BB+’ reflects Ecopetrol’s strategic importance to Colombia, its ability to maintain a solid financial profile, and the stability of its operating metrics.

The assessment of these factors, along with other considerations included in the report, support an individual rating that falls within investment grade and stands one notch above the Company’s global rating.

The full report issued by Fitch Ratings on October 30, 2025, detailing the rationale behind the ratings, can be accessed below:

https://www.fitchratings.com/research/corporate-finance/fitch-affirms-ecopetrol-foreign-local-currency-idrs-at-bb-outlook-negative-30-10-2025

Bogota D.C., October 30, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co